Exhibit 99.1

Pactera Announces Third Quarter 2013 Financial Results

Beijing, November 21, 2013 — Pactera Technology International Ltd. (Nasdaq: PACT) (“Pactera” or the “Company”), a global consulting and technology services provider strategically headquartered in China, today reported its unaudited financial results for the third quarter of 2013 ended September 30, 2013.

On November 9, 2012, HiSoft Technology International Limited (“HiSoft”) and VanceInfo Technologies Inc. (“VanceInfo”) announced the completion of merger of equals to form Pactera. HiSoft and VanceInfo’s financial results were consolidated into Pactera from the date of the completion of the merger.

Third Quarter 2013 Financial and Operational Highlights

•                          Net revenues for the third quarter of 2013 were $173.1 million, as compared to $79.6 million for the third quarter of 2012.

•                          GAAP diluted net income per ADS for the third quarter of 2013 was $0.03. Non-GAAP diluted net income per ADS1 for the third quarter of 2013 was $0.18.

•                          Total full-time employees as of September 30, 2013 were 21,119, including 19,017 billable professionals.

“We see continuous improvement in the third quarter of 2013,” said Mr. Tiak Koon Loh, Chief Executive Officer of Pactera. “Net revenue is in line with our guidance, and excluding the impact from our major telecom customer and the adverse effect of Japanese currency depreciation, we’re seeing slow recovery in our top line growth as the gross margin held steady. Following the announcement on October 17th regarding signing of definitive merger agreement for our potential privatization, we are working towards bringing this to an expeditious closure.  However, our top priority continues to remain on improving our key financial KPIs and driving sustainable growth in our business.”

(1)  Non-GAAP gross margin, non-GAAP operating income, non-GAAP net income, non-GAAP basic and diluted net income per ADS and corresponding margins presented in this press release exclude share-based compensation expense, amortization of acquired intangible assets and land use right, merger-related transaction and integration costs, privatization-related costs, gain on disposal of VIE and change in fair value of contingent consideration payable for business acquisition and compensation expenses related to acquisition. The non-GAAP measures and related reconciliations to GAAP measures are described in the accompanying section of “About Non-GAAP Financial Measures” and the accompanying tables of “Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures” and “Reconciliations of Forward-Looking Guidance for Non-GAAP Financial Measures to Comparable GAAP Measures” at the end of the earnings release.

Third Quarter 2013 Financial Results

Net Revenues

Net revenues were $173.1 million for the third quarter of 2013 as compared to $79.6 million for the third quarter of 2012, reflecting a decrease of 1.5% from $175.8 million of the pro forma net revenues2 for the corresponding period in 2012. Excluding the company’s major telecom customer, net revenues for the third quarter of 2013 would have increased 7.2% from the pro forma net revenues for the corresponding period in 2012.

Net Revenues by Service Line

Pactera has three service lines: Information Technology (“IT”) services, research and development (“R&D”) services and business process outsourcing (“BPO”). Pactera divides IT services into two categories: consulting and packaged solution (“CPS”) services and application development, testing and maintenance (“ADM”) services.

Net revenues from IT services were $104.7 million for the third quarter of 2013, which increased 9.7% from $95.4 million of pro forma net revenues for the corresponding period in 2012. The increase was primarily due to the increasing demand for and the expanded offerings by our CPS services.

Net revenues from R&D services were $65.9 million for the third quarter of 2013, compared to $76.6 million of the pro forma net revenues for the corresponding period in 2012. The decline in net revenues from R&D services was mainly due to a decrease in the revenue derived from our major telecom customer. Excluding the company’s major telecom customer, net revenues for the third quarter of 2013 would have increased approximately 9.5% from the pro forma net revenues for the corresponding period in 2012.

(2) Pro forma net revenues of the Company for the third quarter of 2012 assume that the merger occurred at the beginning of such period. The pro forma financial information is provided for information purpose only and does not purport to present what the actual results of operations would have been had the transaction actually occurred at the beginning of such period indicated nor does it purport to present the actual results of operations for any future period or financial position for any future date. Please refer to the accompanying tables at the end of the earnings release.

Net Revenues by Service Line

	Three Months Ended September 30, 2013		Three Months Ended September 30, 2012
	($ in thousands, except percentages)
IT Services	104,717	60.5%	46,242	58.1%
CPS Services	39,484	22.8%	17,380	21.8%
ADM Services	65,233	37.7%	28,862	36.3%
R&D Services	65,866	38.0%	33,330	41.9%
BPO	2,536	1.5%	—	—
Total Net Revenues	173,119	100.0%	79,572	100.0%

Pro forma Net Revenues by Service Line

(Please refer to the reconciliation table at the end of the earnings release)

	Three Months Ended September 30, 2013		Three Months Ended September 30, 2012		Year-over-Year % Change
	($ in thousands, except percentages)
IT Services	104,717	60.5%	95,421	54.2%	9.7%
CPS Services	39,484	22.8%	30,128	17.1%	31.1%
ADM Services	65,233	37.7%	65,293	37.1%	(0.1)%
R&D Services	65,866	38.0%	76,585	43.6%	(14.0)%
BPO	2,536	1.5%	3,806	2.2%	(33.4)%
Total Net Revenues	173,119	100.0%	175,812	100.0%	(1.5)%

Net Revenues by Geographic Markets

Based on the location of clients’ headquarters, net revenues from clients headquartered in the United States were $67.8 million or 39.1% of the net revenues for the third quarter of 2013, followed by 38.9% from Greater China, 9.8% from Europe, 7.0% from Japan and 5.2% from Asia South.

Net Revenues based on Location of Clients’ Headquarters

	Three Months Ended September 30, 2013		Three Months Ended September 30, 2012
	($ in thousands, except percentages)
United States	67,756	39.1%	36,359	45.7%
Greater China	67,414	38.9%	18,169	22.8%
Europe	16,862	9.8%	4,728	5.9%
Japan	12,195	7.0%	14,235	17.9%
Asia South	8,892	5.2%	6,081	7.7%
Total Net Revenues	173,119	100.0%	79,572	100.0%

Pro Forma Net Revenues based on Location of Clients’ Headquarters

(Please refer to the reconciliation table at the end of the earnings release)

	Three Months Ended September 30, 2013		Three Months Ended September 30, 2012		Year-over-Year % Change
	($ in thousands, except percentages)
United States	67,756	39.1%	67,620	38.5%	0.2%
Greater China	67,414	38.9%	67,487	38.4%	(0.1)%
Europe	16,862	9.8%	13,367	7.6%	26.1%
Japan	12,195	7.0%	18,503	10.5%	(34.1)%
Asia South	8,892	5.2%	8,835	5.0%	0.6%
Total Net Revenues	173,119	100.0%	175,812	100.0%	(1.5)%

Measuring Pactera’s net revenues based on the location of contract signing entity, Greater China accounted for 60.6% of net revenues in the third quarter of 2013, while the United States accounted for 19.6%, Asia South accounted for 10.7%, Japan accounted for 6.9% and Europe accounted for 2.2%.

Net Revenues by Industry

Pactera classifies its clients into four industry segments: High Technology (“High Tech”), Banking, Financial Services and Insurance (“BFSI”), Manufacturing, and Other Industry Segments including Retail, Distribution, Travel and Transportation and Public Services (“Others”).

Net Revenues by Industry

	Three Months Ended September 30, 2013		Three Months Ended September 30, 2012
	($ in thousands, except percentages)
High Tech	98,355	56.8%	42,723	53.7%
BFSI	47,902	27.7%	22,069	27.7%
Manufacturing	23,255	13.4%	11,828	14.9%
Others	3,607	2.1%	2,952	3.7%
Total Net Revenues	173,119	100.0%	79,572	100.0%

Pro Forma Net Revenues by Industry

(Please refer to the reconciliation table at the end of the earnings release)

	Three Months Ended September 30, 2013		Three Months Ended September 30, 2012		Year-over-Year % Change
	($ in thousands, except percentages)
High Tech	98,355	56.8%	107,161	61.0%	(8.2)%
BFSI	47,902	27.7%	40,503	23.0%	18.3%
Manufacturing	23,255	13.4%	22,984	13.1%	1.2%
Others	3,607	2.1%	5,164	2.9%	(30.2)%
Total net revenues	173,119	100.0%	175,812	100.0%	(1.5)%

Largest Clients

Net revenues from Pactera’s top five and top ten clients accounted for 29.1% and 39.4% of net revenues, respectively, during the third quarter of 2013, compared to 35.4% and 44.1% respectively, on a pro forma basis for the corresponding period in 2012. The major telecom client is still shifting its outsourcing business to the joint ventures it formed, and the Company is cooperating with this process. Further details are still being discussed between the parties.

Gross Profit and Gross Margin

Gross profit was $50.8 million for the third quarter of 2013, compared to $28.3 million for the corresponding period in 2012. Gross margin was 29.3% for the third quarter of 2013.

Operating Expenses

Total operating expenses were $48.4 million for the third quarter of 2013 compared to $22.8 million for the corresponding period in 2012. Operating expenses in the third quarter of 2013 reflected $4.3 million of privatization-related costs and $0.6 million of merger-related expenses.

Operating Income (Loss) and Operating Margin

Operating income for the third quarter of 2013 was $2.4 million, compared to an operating income of $5.5 million for the corresponding period in 2012. Non-GAAP operating income for the third quarter in 2013 was $15.7 million, as compared to $11.4 million in the corresponding period in 2012.

Operating margin was 1.4% for the third quarter of 2013, compared to 6.9% for the same period in 2012. Non-GAAP operating margin was 9.1% for the third quarter of 2013.

Net Income (Loss) and Net Income (Loss) per ADS

Net income attributable to Pactera was $2.7 million for the third quarter of 2013, compared to a net income of $4.7 million for the corresponding period in 2012. Non-GAAP net income was $15.5 million for the third quarter of 2013, compared to $10.6 million for the same period in 2012. Non-GAAP diluted net income per ADS was $0.18 in the third quarter of 2013, compared to $0.25 in the corresponding period of 2012.

Cash Flow and DSO

As of September 30, 2013, Pactera had cash and cash equivalents, restricted cash, term deposits and short-term investment totaling $131.8 million. Operating cash flow for the third quarter of 2013 was a net inflow of approximately $23.4 million. Days sales outstanding (“DSO”) was 138 days for this quarter and 135 days for the last 12 months on a pro forma basis.

First Nine Months of 2013 Financial Results

Net Revenues

Net revenues were $488.5 million for the nine months ended September 30, 2013 as compared to $216.8 million for the nine months ended September 30, 2012 and $493.9 million of the pro forma net revenues for the corresponding period in 2012.

Net Revenues by Service Line

Net Revenues by Services Line

	Nine Months Ended September 30, 2013		Nine Months Ended September 30, 2012
	($ in thousands, except percentages)
IT Services	281,236	57.5%	127,120	58.6%
CPS Services	99,849	20.4%	47,756	22.0%
ADM Services	181,387	37.1%	79,364	36.6%
R&D Services	199,088	40.8%	89,709	41.4%
BPO	8,165	1.7%	—	—
Total Net Revenues	488,489	100.0%	216,829	100.0%

Pro forma Net Revenues by Service Line

(Please refer to the reconciliation table at the end of the earnings release)

	Nine Months Ended September 30, 2013		Nine Months Ended September 30, 2012		Year-over-Year % Change
	($ in thousands, except percentages)
IT Services	281,236	57.5%	261,089	52.9%	7.7%
CPS Services	99,849	20.4%	81,945	16.6%	21.8%
ADM Services	181,387	37.1%	179,144	36.3%	1.3%
R&D Services	199,088	40.8%	222,878	45.1%	(10.7)%
BPO	8,165	1.7%	9,955	2.0%	(18.0)%
Total Net Revenues	488,489	100.0%	493,922	100.0%	(1.1)%

Net Revenues by Geographic Markets

Based on the location of clients’ headquarters, net revenues from clients headquartered in the United States were $194.1 million in the nine months ended September 30, 2013, followed by $186.0 million from Greater China, $46.1 million from Europe, $37.7 million from Japan and $24.5 million from Asia South.

Net Revenues based on Location of Clients’ Headquarters

	Nine Months Ended September 30, 2013		Nine Months Ended September 30, 2012
	($ in thousands, except percentages)
United States	194,106	39.7%	99,608	45.9%
Greater China	186,045	38.1%	50,374	23.2%
Europe	46,145	9.4%	14,112	6.5%
Japan	37,687	7.7%	41,395	19.1%
Asia South	24,506	5.1%	11,340	5.3%
Total Net Revenues	488,489	100.0%	216,829	100.0%

Pro Forma Net Revenues based on Location of Clients’ Headquarters

(Please refer to the reconciliation table at the end of the earnings release)

	Nine Months Ended September 30, 2013		Nine Months Ended September 30, 2012		Year-over-Year % Change
	($ in thousands, except percentages)
United States	194,106	39.7%	193,806	39.2%	0.2%
Greater China	186,045	38.1%	185,492	37.6%	0.3%
Europe	46,145	9.4%	43,007	8.7%	7.3%
Japan	37,687	7.7%	53,439	10.8%	(29.5)%
Asia South	24,506	5.1%	18,178	3.7%	34.8%
Total Net Revenues	488,489	100.0%	493,922	100.0%	(1.1)%

Measuring Pactera’s net revenues based on the location of contract signing entity, Greater China accounted for 59.4% of net revenues in the nine months ended September 30, 2013, while the United States accounted for 20.7%, Asia South accounted for 10.4%, Japan accounted for 7.7% and Europe accounted for 1.8%.

Net Revenues by Industry

Net Revenues by Industry

	Nine Months Ended September 30, 2013		Nine Months Ended September 30, 2012
	($ in thousands, except percentages)
High Tech	292,419	59.9%	114,144	52.6%
BFSI	123,047	25.2%	62,434	28.8%
Manufacturing	60,706	12.4%	28,285	13.0%
Others	12,317	2.5%	11,966	5.6%
Total Net Revenues	488,489	100.0%	216,829	100.0%

Pro Forma Net Revenues by Industry

(Please refer to the reconciliation table at the end of the earnings release)

	Nine Months Ended September 30, 2013		Nine Months Ended September 30, 2012		Year-over-Year % Change
	($ in thousands, except percentages)
High Tech	292,419	59.9%	307,273	62.2%	(4.8)%
BFSI	123,047	25.2%	110,157	22.3%	11.7%
Manufacturing	60,706	12.4%	57,612	11.7%	5.4%
Others	12,317	2.5%	18,880	3.8%	(34.8)%
Total net revenues	488,489	100.0%	493,922	100.0%	(1.1)%

Largest Clients

Net revenues from Pactera’s top five and top ten clients accounted for 31.4% and 40.9% of net revenues, respectively, during the nine months ended September 30, 2013, compared to 38.0% and 47.3% respectively, on a pro forma basis for the corresponding period in 2012.

Gross Profit and Gross Margin

Gross profit was $135.1 million for the nine months ended September 30, 2013, compared to $76.8 million for the nine months ended September 30, 2012. Gross margin was 27.7% during the nine months ended September 30, 2013.

Operating Expenses

Total operating expenses were $138.1 million for the nine months ended September 30, 2013 compared to $58.1 million for the corresponding period in 2012. Operating expenses in the nine months ended September 30, 2013 reflected $7.0 million of merger-related costs, mainly including professional fees, severance costs, facilities and system integration expenses, and $4.3 million of privatization-related costs, mainly including professional fees.

Operating Income and Operating Margin

Operating loss for the nine months ended September 30, 2013 was $3.0 million, compared to an operating income of $18.7 million for the corresponding period in 2012. Non-GAAP operating income for the nine months ended September 30, 2013 was $35.3 million, as compared to $30.3 million for the corresponding period in 2012.

Operating margin was negative 0.6% for the nine months ended September 30, 2013, and non-GAAP operating margin was 7.2% for the nine months ended September 30, 2013.

Net Income (Loss) and Net Income (Loss) per ADS

Pactera was at break-even level for the nine months ended September 30, 2013, compared to net income $17.1 million for the corresponding period in 2012. Non-GAAP net income was $37.1 million for the nine months ended September 30, 2013, compared to $28.7 million for the corresponding period in 2012. Non-GAAP diluted net income per ADS was $0.44 for the nine months ended September 30, 2013, compared to $0.67 for the corresponding period in 2012.

Recent Development

Upon the unanimous recommendation of a special committee of the Company’s board of directors consisting of independent directors and the approval of the Company’s board of directors, on October 17, 2013, the Company announced that it entered into a definitive merger agreement (“Merger Agreement”) with a Consortium led by funds managed or advised by Blackstone (as defined below), including (i) Blackstone, (ii) certain members of the Company’s management comprising of Chris Chen, the Company’s non-executive chairman and Tiak Koon Loh, the Company’s chief executive officer and several other senior managers (the “Management”) and (iii) GGV Capital and its affiliates (“GGV”) (collectively, the “Buyer Consortium”).

The Merger Agreement provides that at the completion of the acquisition, the shareholders of the Company will receive US$7.30 per common share (a “Share”) or US$7.30 per American depositary share (an “ADS”) of the Company (the “Transaction”). The price per Share and per ADS represents a premium of 39% over the Company’s closing price of US$5.26 per ADS on May 17, 2013, the last trading day prior to the Company’s announcement on May 20, 2013 that it had received a “going private” proposal from a consortium led by Blackstone, and a premium of 35% to the volume-weighted average closing price of the ADSs during the 30 trading days prior to May 20, 2013.

If the Merger closes pursuant to the Merger Agreement, the Company will become a privately-held company and its ADSs would cease to be listed on the Nasdaq Global Select Market. The Transaction is subject to various closing conditions, including a condition that the Merger Agreement be approved by an affirmative vote of shareholders representing two-thirds or more of the Shares present and voting in person or by proxy as a single class at a meeting of the Company’s shareholders convened to consider the approval of the Merger Agreement and the Transaction and a condition that the parties obtain antitrust approvals for the Transaction.

The Company will prepare and file with the U.S. Securities and Exchange Commission (the “SEC”) a transaction statement on Schedule 13E-3, which will include a proxy statement of the Company. The Schedule 13E-3 will include a description of the Merger Agreement and contain other important information about the Transaction, the Company and the other participants in the Transaction.

Outlook for the Full Year 2013

For the full year 2013, based on current market and operating conditions, Pactera expects:

•                  Net revenues to be at least $668 million, compared to $673 million in 2012 on a pro-forma basis.

•                  Non-GAAP diluted net income per ADS to be at least $0.64, estimated based on 85.0 million weighted average equivalent ADSs outstanding.

These estimates are based on current market and operating conditions, are subject to change, and may be influenced positively or negatively by factors outside the Company’s control, including but not limited to macroeconomic events in the markets in which the Company operates. See “Safe Harbor Statement” below for additional information regarding forward-looking statements.

Conference Call

The Company will host a corresponding conference call and live webcast to discuss the results at 7:00 AM Eastern Standard Time (EST) on Thursday, November 21, 2013 (8:00 PM Beijing/Hong Kong time). Please dial-in five minutes prior to the call to register and receive further instruction.

The dial-in details for the live conference call are as below:

• U.S. Toll Free Dial-in Number: +1.866.519.4004
• International Dial-in Number: +65.6723.9381
• Hong Kong Dial-in Number: +852.2475.0994
Passcode: 92003432

The conference call will be available live via webcast on the Investors section of Pactera’s website at http://ir.pactera.com . The archive replay will be available on Pactera’s website shortly after the call.

A dial-in replay of the conference call will be available until November 29, 2013:
• U.S. Toll Free Dial-in Number: +1.855.452.5696
• International Dial-in Number: + 61.2.8199.0299
Passcode: 92003432

About Pactera

Pactera Technology International Ltd. (NASDAQ: PACT), formed by a merger of equals between HiSoft Technology International Limited and VanceInfo Technologies Inc., is a global consulting and technology services provider strategically headquartered in China. Pactera provides world-class business / IT consulting, solutions, and outsourcing services to a wide range of leading multinational firms through a globally integrated network of onsite and offsite delivery locations in China, the United States, Europe, Australia, Japan, Singapore and Malaysia. Pactera’s comprehensive services include business and technology advisory, enterprise application services, business intelligence, application development & maintenance, mobility, cloud computing, infrastructure management, software product engineering & globalization, and business process outsourcing.

For more information about Pactera, please visit www.pactera.com.

About Blackstone

The Blackstone Group L.P. (together with its affiliates, “Blackstone”) is one of the world’s leading investment and advisory firms, with 25 offices around the world. Through its different investment businesses, as of June 30, 2013, Blackstone had total assets under management of approximately US$229.6 billion, including US$53.3 billion in private equity funds. Through June 30, 2013, Blackstone’s private equity funds have invested over US$43 billion in 175 transactions in a variety of industries and geographies in pursuit of Blackstone’s investment objectives. Blackstone’s private equity funds currently manage a global portfolio of investments in 75 companies, which in aggregate combine to represent approximately US$109 billion of revenues and over 734,000 employees. Our current global investment fund, Blackstone Capital Partners VI, is one of the largest private equity funds in the world with committed capital of US$16.2 billion.

Safe Harbor Statement

This news release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements, as well as the consideration of the going private proposal and the impact on the Company resulting from the success or failure of that proposal. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Pactera’s control, which may cause Pactera’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, but are not limited to, the Company’s dependence on a limited number of clients for a significant portion of its revenues, uncertainty relating to its clients’ forming or plan to form joint venture with the Company’s competitors, the economic slowdown in its principal geographic markets, the quality and portfolio of its service lines and industry expertise, and the availability of a large talent pool in China and inflation of qualified professionals’ wages, as well as the PRC government’s investment in infrastructure construction and adoption of various incentives in the IT service industry. Further information regarding these and other risks, uncertainties or factors is included in Pactera’s filings with the U.S. Securities and Exchange Commission. All information provided in this news release is as of the date of this news release, and Pactera does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Pactera’s consolidated financial results presented in accordance with GAAP, Pactera uses the following measures defined as non-GAAP financial measures by the SEC: non-GAAP income from operations, non-GAAP net income and non-GAAP diluted EPS and related margins which exclude share-based compensation expense, amortization of acquired intangible assets and land use right, merger-related transaction and integration costs, privatization-related costs, gain on disposal of VIE, change in fair value of contingent consideration payable for business acquisition, and compensation expenses related to acquisition. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for or superior to the financial information prepared and presented in accordance with GAAP or as being comparable to results reported or forecasted by other companies. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP Financial Measures to Comparable GAAP Measures” and “Reconciliations of Forward-Looking Guidance for non-GAAP Financial Measures to Comparable GAAP Measures” set forth at the end of this earnings release.

Pactera believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding certain expenses and expenditures that may not be indicative of its operating performance. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and when planning and forecasting future periods. A limitation of using non-GAAP net income and non-GAAP diluted EPS is that these non-GAAP measures exclude the share-based compensation charges, amortization of acquired intangible assets and land use right, merger-related transaction and integration costs, privatization-related costs, gain on disposal of VIE and change in fair value of contingent consideration payable for business acquisition and compensation expenses related to acquisition that have been and will continue to be, for the foreseeable future, a significant recurring expense in the business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are comparable to non-GAAP financial measures. The reconciliations of the forward-looking guidance for non-GAAP financial measures to the most directly comparable GAAP financial measures in the accompanying table include all information reasonably available to Pactera at the date of this earnings release.

PACTERA TECHNOLOGY INTERNATIONAL LTD.

Condensed Consolidated Balance Sheets (Unaudited)

(US dollars in thousands, except share data)

	September 30, 2013	December 31, 2012

ASSETS
Current Assets
Cash	83,025	143,714
Restricted cash	1,322	6,112
Term deposits	31,141	58,485
Short-term investment	16,339	1,765
Accounts receivable, net	271,269	230,693
Other current assets	23,727	37,435
Total current assets	426,823	478,204

Property, plant and equipment, net	72,435	67,607
Goodwill and intangible assets, net	149,465	157,962
Other long-term assets	56,905	33,833
Total assets	705,628	737,606

LIABILITIES AND EQUITY
Current liabilities	157,793	163,152
Other liabilities	16,254	32,130
Total liabilities	174,047	195,282
Total shareholder’s equity	531,581	542,324
Total liabilities and equity	705,628	737,606

Note:

As of September 30,2013, there were 85,566,165 common shares (85,566,165 ADSs) issued and outstanding.

As of December 31,2012, there were 88,312,068 common shares (88,312,068 ADSs) issued and outstanding.

Effective on November 9, 2012, the Company adjusted the ratio of its ADSs to common shares that effectively resulted in a 1:1.3622 split for its ADSs. All number of shares and earnings per ADS figures in this announcement give effect to the forgoing ADS to share ratio change.

PACTERA TECHNOLOGY INTERNATIONAL LTD.

Condensed Consolidated Statements of Operations (Unaudited)

(US dollars in thousands, except for share, per share data)

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012

Net revenues	173,119	79,572	488,489	216,829
Cost of revenues	(122,325)	(51,270)	(353,370)	(140,013)
Gross profit	50,794	28,302	135,119	76,816
Operating expenses	(48,410)	(22,835)	(138,091)	(58,108)
Income (Loss) from operations	2,384	5,467	(2,972)	18,708
Other (expenses)/ income	(114)	833	1,131	2,888
Gain on disposal of variable interest entity	305	—	305	—
Exchange difference	408	(173)	(793)	(254)
Net income (loss) before income tax expenses	2,983	6,127	(2,329)	21,342

Income tax (expenses) benefit	(341)	(1,287)	2,260	(3,569)
Income (Loss) before earning in equity method investment	2,642	4,840	(69)	17,773

Earning in equity method investment	15	—	68	—
Income (Loss) after earning in equity method investment	2,657	4,840	(1)	17,773

Add: Net profit attributable to noncontrolling interest	—	(174)	—	(666)
Net income (loss) attributable to PacteraTechnology International Ltd.	2,657	4,666	(1)	17,107

Net income (loss) per share
Basic	0.03	0.11	—	0.41
Diluted	0.03	0.11	—	0.40

Weighted average shares used in calculating net income per common share
Basic	81,099,376	41,477,370	81,997,863	41,318,124
Diluted	84,304,263	43,039,716	81,997,863	43,087,525

Net income (loss) per ADS
Basic	0.03	0.11	—	0.41
Diluted	0.03	0.11	—	0.40

Weighted average ADS used in calculating net income per ADS
Basic	81,099,376	41,477,370	81,997,863	41,318,124
Diluted	84,304,263	43,039,716	81,997,863	43,087,525

Effective on November 9, 2012, the Company adjusted the ratio of its ADSs to common shares that effectively resulted in a 1:1.3622 split for its ADSs. All number of shares and earnings per ADS figures in this announcement give effect to the forgoing ADS to share ratio change.

PACTERA TECHNOLOGY INTERNATIONAL LTD.

Condensed Consolidated Statements of Comprehensive Income (Unaudited)

(US dollars in thousands)

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012

Net income (loss)	2,657	4,840	(1)	17,773
Other comprehensive income, net of tax:
Change in cumulative foreign exchange translation adjustment	4,111	2,491	3,384	1,513
Comprehensive income	6,768	7,331	3,383	19,286

Less: Comprehensive income attributable to noncontrolling interest	—	(195)	—	(673)
Comprehensive income attributable to Pactera Technology International Ltd.	6,768	7,136	3,383	18,613

PACTERA TECHNOLOGY INTERNATIONAL LTD.

Condensed Consolidated Statements of Cash flows (Unaudited)

(In U.S. dollars in thousands)

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
Cash flows from operating activities:
Net income (loss)	$2,657	$4,840	(1)	17,773
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Provision(reverse) for doubtful accounts	190	(119)	209	(30)
Loss(gain) on disposal of property, plant and equipment	938	(8)	4,495	(52)
Depreciation	3,601	1,343	10,120	4,141
Change in fair value of foreign-currency forward contract	114	(68)	(32)	(23)
Amortization of intangible assets	2,549	1,555	7,906	3,763
Amortization of land use right	128	—	381	—
Gain on disposal of VIE	(305)	—	(305)	—
Share-based compensation expenses	5,292	1,417	17,613	5,223
Changes in fair value of contingent consideration payable for M&A	414	463	940	117
Earnings in equity method investment	(15)	—	(68)	—
Changes in operating assets and liabilities:
Accounts receivable	(1,370)	(2,737)	(38,614)	(22,469)
Other current assets	3,547	(552)	(1,747)	(2,131)
Other assets	632	(696)	(62)	(934)
Accounts payable	(2,333)	(1,245)	2,085	(2,521)
Other liabilities	7,332	862	(8,596)	178
Net cash provided by (used in) operating activities	23,371	5,055	(5,676)	3,035

Cash flows from investing activities:
Term deposits	(3,069)	20,036	27,344	5,324
Short-term investment	(14,725)	—	(14,575)	—
Purchase of property, plant and equipment	(2,437)	(1,052)	(6,638)	(3,381)
Purchase of buliding	(13,542)	(6,507)	(14,975)	(6,507)
Restricted cash	181	(582)	4,790	(788)
Deferred and contingent consideration paid for business acquisitions	—	(5,145)	(2,746)	(7,233)
Net cash (used in) provided by investing activities	(33,592)	6,750	(6,800)	(12,585)

Cash flows from financing activities:
Repayment of bank loan	—	(293)	—	(476)
Proceeds from issuance of common share under employee option plan	497	129	3,089	1,399
Deferred and contingent consideration paid for business acquisitions	(2,616)	(150)	(21,334)	(3,047)
Repurchase of common share	—	—	(30,000)	—
Net cash used in financing activities	(2,119)	(314)	(48,245)	(2,124)

Effect of exchange rate changes	265	571	32	305

Net (decrease) increase in cash	(12,075)	12,062	(60,689)	(11,369)
Cash at beginning of period	95,100	90,425	143,714	113,856

Cash at end of period	$83,025	$102,487	83,025	102,487

PACTERA TECHNOLOGY INTERNATIONAL LTD.

Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures

(US dollars in thousands, except per share data and percentages)

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012

GAAP operating income (loss)	2,384	5,467	(2,972)	18,708
GAAP operating margin (loss)	1.4%	6.9%	(0.6)%	8.6%

Adjustments:
- Share-based compensation	5,292	1,417	17,613	5,223
- Amortization of acquired intangible assets	2,549	1,555	7,906	3,763
- Change in fair value of contingent consideration payable for M&A	414	463	940	117
- Compensation expenses related to acquisition	76	87	245	87
- Merger-related transaction and integration costs	579	2,388	6,954	2,388
- Privatization-related costs	4,251	—	4,251	—
- Land use right amortization expense	128	—	381	—

Non-GAAP operating income	15,673	11,377	35,318	30,286
Non-GAAP operating margin	9.1%	14.3%	7.2%	14.0%

GAAP net income (loss)	2,657	4,666	(1)	17,107
GAAP net margin (loss)	1.5%	5.9%	—	7.9%

Adjustments:
- Share-based compensation	5,292	1,417	17,613	5,223
- Amortization of acquired intangible assets	2,549	1,555	7,906	3,763
- Change in fair value of contingent consideration payable for M&A	414	463	940	117
- Compensation expenses related to acquisition	76	87	245	87
- Merger-related transaction and integration costs, net of tax effect	446	2,388	6,039	2,388
- Privatization-related costs	4,251	—	4,251	—
- Gain on disposal of variable interest entity	(305)	—	(305)	—
- Land use right amortization expense	128	—	381	—

Non-GAAP net income	15,508	10,576	37,069	28,685
Non-GAAP net margin	9.0%	13.3%	7.6%	13.2%

Non-GAAP net income per ADS
Basic	0.19	0.25	0.45	0.69
Diluted	0.18	0.25	0.44	0.67

Weighted average ADS used in calculating Non-GAAP net income per ADS
Basic	81,099,376	41,477,370	81,997,863	41,318,124
Diluted	84,304,263	43,039,716	84,842,322	43,087,525

GAAP net income (loss) per ADS
Basic	0.03	0.11	—	0.41
Adjustments:
- Share-based compensation	0.06	0.03	0.22	0.13
- Amortization of acquired intangible assets	0.03	0.04	0.10	0.09
- Change in fair value of contingent consideration payable for M&A	0.01	0.01	0.01	—
- Merger-related transaction and integration costs, net of tax effect	0.01	0.06	0.07	0.06
- Privatization-related costs	0.05	—	0.05	—
- Gain on disposal of variable interest entity	—	—	—	—
- Land use right amortization expense	—	—	—	—
Non-GAAP net income per ADS
Basic	0.19	0.25	0.45	0.69

GAAP net income (loss) per ADS
Diluted	0.03	0.11	—	0.40
Adjustments:
- Share-based compensation	0.06	0.03	0.21	0.12
- Amortization of acquired intangible assets	0.03	0.04	0.10	0.09
- Change in fair value of contingent consideration payable for M&A	—	0.01	0.01	—
- Merger-related transaction and integration costs, net of tax effect	0.01	0.06	0.07	0.06
- Privatization-related costs	0.05	—	0.05	—
- Gain on disposal of variable interest entity	—	—	—	—
- Land use right amortization expense	—	—	—	—
Non-GAAP net income per ADS
Diluted	0.18	0.25	0.44	0.67

Effective on November 9, 2012, the Company adjusted the ratio of its ADSs to common shares that effectively resulted in a 1:1.3622 split for its ADSs. All number of shares and earnings per ADS figures in this announcement give effect to the forgoing ADS to share ratio change.

	Unaudited historical consolidated net revenues of Pactera for the three months ended September 30,2013	Unaudited historical consolidated net revenues of Hisoft for the three months ended September 30,2012	Unaudited historical consolidated net revenues of VanceInfo for the three months ended September 30,2012	Unaudited Pro forma consolidated net revenues for the three months ended September 30,2012

Proforma Net Revenue by Service Lines
IT Services	104,717	46,242	49,179	95,421
- CPS	39,484	17,380	12,748	30,128
- ADM	65,233	28,862	36,431	65,293
R&D Services	65,866	33,330	43,255	76,585
BPO	2,536	—	3,806	3,806
Total	173,119	79,572	96,240	175,812

Proforma Net Revenue by Industry
High Tech	98,355	42,723	64,438	107,161
BFSI	47,902	22,069	18,434	40,503
Manufacturing	23,255	11,828	11,156	22,984
Others	3,607	2,952	2,212	5,164
Total	173,119	79,572	96,240	175,812

Proforma Net Revenue by Location of Client’s Headquarter
United States	67,756	36,359	31,261	67,620
Greater China	67,414	18,169	49,318	67,487
Europe	16,862	4,728	8,639	13,367
Japan	12,195	14,235	4,268	18,503
Asia South	8,892	6,081	2,754	8,835
Total	173,119	79,572	96,240	175,812

Note:

The accompanying unaudited pro forma net revenues for the three months ended September 30, 2012  is prepared based on the assumption that the merger of HiSoft and VanceInfo was consummated on January 1, 2012.  No adjustment has been made to unaudited historical consolidated net revenues to give effect to such pro forma event.  The unaudited pro forma net revenues are being provided for information purposes only as Pactera believes that such data provide meaningful supplemental information for investors to compare the performance of Pactera with the pre-merger HiSoft and VanceInfo for the corresponding periods.  Such data do not purport to represent what the actual consolidated results of operations or the consolidated balance sheet of the combined company would have been had the merger occurred on the dates assumed, nor are they necessarily indicative of the combined company’s future consolidated results of operations.

For the pro forma net revenues for the three months ended September 30, 2012, it combined the unaudited historical consolidated net revenues of the former Hisoft and former VanceInfo for the three months ended September 30, 2012.

	Unaudited historical consolidated net revenues of Pactera for the nine months ended September 30,2013	Unaudited historical consolidated net revenues of Hisoft for the nine months ended September 30,2012	Unaudited historical consolidated net revenues of VanceInfo for the nine months ended September 30,2012	Unaudited Pro forma consolidated net revenues for the nine months ended September 30,2012

Proforma Net Revenue by Service Lines
IT Services	281,236	127,120	133,969	261,089
- CPS	99,849	47,756	34,189	81,945
- ADM	181,387	79,364	99,780	179,144
R&D Services	199,088	89,709	133,169	222,878
BPO	8,165	—	9,955	9,955
Total	488,489	216,829	277,093	493,922

Proforma Net Revenue by Industry
High Tech	292,419	114,144	193,129	307,273
BFSI	123,047	62,434	47,723	110,157
Manufacturing	60,706	28,285	29,327	57,612
Others	12,317	11,966	6,914	18,880
Total	488,489	216,829	277,093	493,922

Proforma Net Revenue by Location of Client’s Headquarter
United States	194,106	99,608	94,198	193,806
Greater China	186,045	50,374	135,118	185,492
Europe	46,145	14,112	28,895	43,007
Japan	37,687	41,395	12,044	53,439
Asia South	24,506	11,340	6,838	18,178
Total	488,489	216,829	277,093	493,922

Note:

The accompanying unaudited pro forma net revenues for the nine months ended September 30, 2012  is prepared based on the assumption that the merger of HiSoft and VanceInfo was consummated on January 1, 2012.  No adjustment has been made to unaudited historical consolidated net revenues to give effect to such pro forma event.  The unaudited pro forma net revenues are being provided for information purposes only as Pactera believes that such data provide meaningful supplemental information for investors to compare the performance of Pactera with the pre-merger HiSoft and VanceInfo for the corresponding periods.  Such data do not purport to represent what the actual consolidated results of operations or the consolidated balance sheet of the combined company would have been had the merger occurred on the dates assumed, nor are they necessarily indicative of the combined company’s future consolidated results of operations.

 For the pro forma net revenues for the nine months ended September 30, 2012, it combined the unaudited historical consolidated net revenues of the former Hisoft and former VanceInfo for the nine months ended September 30, 2012.

For further information, please contact:

Tracy Zhou

Investor Relations

Pactera Technology International Ltd.

Tel: +86-10-5987-5138

E-mail: ir@pactera.com